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August 30, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

 Re: Migo Software, Inc. (formerly PowerHouse Technologies Group, Inc.)
     Registration Statement on Form SB-2 (Registration Statement No. 333-131177)


Ladies and Gentlemen:

We hereby request that the above-referenced Registration Statement be declared effective at 5:00 p.m. on Friday, September 1, 2006, or as soon thereafter as practicable.

In making this request, Migo Software, Inc., formerly known as Powerhouse Technologies Group Inc. (the "Company") acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.



                              Very truly yours,

                              /s/ Richard Liebman

                              Richard Liebman
                              Chief Financial Officer and Secretary


cc:     Robert B. Goldberg, Esq.